HART & HART, LLC
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO 80203

William T. Hart, P.C.
Will Hart

harttrinen@aol.com
Facsimile: (303) 839-5414

(303) 839-0061

February 25, 2013

Tom Jones
Securities and Exchange Commissions
100 F Street Northeast
Washington D.C. 20549

   Re: MyEZSmokes, Inc.
      Form 1-A, File No. 24-10336

   This office represents MyEZSmokes, Inc. (the "Company"). Enclosed please find seven copies of Amendment No. 2 to the Company's Offering Statement. Also enclosed are two marked copies of Amendment No. 2, one of which has been manually signed. This letter provides the Company's responses to the comments received from the staff by letter dated February 8, 2013. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the marked copies where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.

		Page
1.	Comment complied with.	6
2.	Kodiak Capital Group, LLC has been identified as an underwriter in the latest filing. The services that Kodiak will provide are disclosed in the cover page to Part II.	3, 8, 9
3.	Comment complied with.	10
4.	Comment complied with.	5
5.	Items 6, 7(a) and 9 have been revised to provide the statements requested in those items.	6, 7
6.	The previous disclosure has been deleted. The procedure for determining the price of the offered securities is disclosed in the cover page to Part II.	8, 9
7.	Comment complied with.	15
8.	The disclosure which is the subject of this comment has been deleted	14
9.	Comment complied with.	13

10.   All third party data previously disclosed has been deleted.   21, 22

11.   Comment complied with.   17

12.   The disclosure which is that subject of the comment has been deleted   22

13.   Sections 3(a) and (b) of the Offering Circular have been revised to include the disclosures requested by previous comment 18.   16, 18, 25

14.   Comment complied with.   16

15.   The disclosure which is the subject of the comment has been revised.   19

16.   The Company is currently selling its products at the prices disclosed in the Offering Statement.   19

17.   The disclosure which is the subject of the comment has been revised.   19

18.   The disclosure which is the subject of the comment has been deleted.   22, 23

19.   Comment complied with.   29

20.   Comment complied with. Please note that Mr. Nelson is no longer an officer or employee of the Company.   37-39

21.   Comment complied with.   F-52, F-66

22.   Comment complied with.   F-46, F-47, F-49, F-59

23.   The shares issued for consulting services were issued at market value for compensation to the consultant. The shares issued for $0.60 were issued to a private investor at a negotiated price.   F-58

24.   The requested disclosure has been added in Section 3(a) of the Offering Circular and in Notes 1 of the financial statements dated September 30, 2012 and December 31, 2011.   16, F-50, F-64

25.   Comment complied with.   F-52, F-66

26.   The disclosure which is the subject of the comment has been deleted.   F-52, F-66

27.   The note which is the subject of the comment has been revised.   F-52, F-66

28.   The note which is the subject of the comment has been revised.   F-71

29.   The note which is the subject of the comment has been revised.   F-71

30.   The note which is the subject of the comment has been revised.   F-70, F-71

31.   This disclosure was inadvertently deleted in amendment number 1 and has been added as previously disclosed in the Company's original filing.   F-71

32.   Note 10 has been revised to:

- disclose that Xero Mobile was a shell prior to the acquisition;
- disclose that no relationships existed amongst any of the parties prior to the acquisitions; and
- disclose that the transaction was accounted for as a reverse merger.   F-59, F-73

33.   Comment complied with.   74, 75

34.   The disclosure which is the subject of the comment has been deleted.   75

35.   Comment complied with.   Ex.-11

36.   See Response to comment 35.

37.   See Response to comment 35.

38.   See Response to comment 35.

39.   See Response to comment 35.

40.   See Response to comment 35.

41.   The signature page to the Offering Statement has been revised.   111

Very Truly Yours,

HART & HART, LLC

By /s/ William T. Hart

William T. Hart

WH:ls

MyEZSmokes Letter SEC Jones 1-A Amend No. 2 2-15-13